www.linkedin.com/in/ronbooth
(LinkedIn)
www.thompsonriveradvisory.com
(Company)

Top Skills

MSO
Balance Sheet Review
Internal Controls

Certifications

Certified Public Accountant
Certified Public Accountant
Certified Public Accountant

Ronald (Ron) Booth

Managing Director @ Thompson River Advisory LLC | Certified
Public Accountant
Kansas City, Missouri, United States

Summary

With an accomplished tenure as Managing Director at Thompson
River Advisory LLC and Chief Operating Officer at Ascentist
ENT, my leadership is defined by a commitment to operational
excellence and strategic growth. My proficiency in healthcare
management and certified public accounting enables me to drive
process improvements and facilitate robust financial strategies. At
the heart of my professional journey is a dedication to empowering
teams and fostering partnerships that enhance patient care and
organizational efficiency.

The expertise I bring to the table is grounded in a deep
understanding of the healthcare landscape and the intricacies
of financial oversight. With the help of diverse teams, we have
streamlined operations and contributed to the financial well-being of
Ascentist ENT. My approach is anchored in an ethos of collaborative
problem-solving, where calculated risk-taking and learning from
every outcome are integral to our collective success.

Experience

Thompson River Advisory LLC
Managing Director
February 2021 - Present (3 years 6 months)
Kansas City, Missouri

Ascentist Ear, Nose and Throat
Chief Operating Officer
February 2020 - Present (4 years 6 months)
Kansas City, Missouri Area

ENT Associates of Greater Kansas City, PC
Chief Executive Officer
February 2015 - Present (9 years 6 months)

Lee's Summit, Missouri

ENT Associates of Greater Kansas City is a medical practice specializing of disorders of the ears, nose and throat, head and neck surgery, hearing correction and allergy. We provide this care in a friendly, courteous and efficient environment, and make every effort to be available when needed by both our new and established patients. Our practice consists of offices located in Lee's Summit and Kansas City, Missouri.

We believe that by counseling and teaching, we allow our patients to make the best health care decisions. By associating ourselves with multiple hospitals, health plans and other professionals, we can facilitate a wide range of treatment options. Our care providers communicate continuously with our patients' primary care and referral doctors to approach seamless medical care.

Ascentist Management LLC (ENT Associates of Greater Kansas City)
President
2018 - February 2020 (2 years)

FirsTrust Mortgage
Chief Operating Officer
May 2012 - February 2015 (2 years 10 months)
Leawood, KS

As Chief Operating Officer at FirsTrust Mortgage, Inc. I'm helping a great team of personal financial professionals who specialize in mortgages create an even higher level of customer service focused on the entire financial picture of our clients. FirsTrust is one of the largest mortgage planning firms in Kansas City with plans to expand regionally and help even more people use their mortgage as a keystone to their financial future.

In July of 2014, our firm merged with Guaranteed Rate to enable us to further capture the market with great service and great support for loan originators.

Online Trading Academy Kansas City
President
August 2008 - 2012 (4 years)
President and Owner of Online Trading Academy Kansas City where we train active investors how to trade equities, futures, FOREX and options using our money, our facilities and our instructors

First Horizon National Corporation
President First Connect
2003 - 2008 (5 years)

Led explosive growth in this division of a regional bank. Appointed division head to jump start the business. Under my leadership, total employees went from 25 to 425 in three years; our division became the 19th largest subprime mortgage originator in the country in three years. Designed delivery channel; hired and trained over 400 salespeople; made numerous business presentations presenting vision and results. Identified as a key leader of the future for First Tennessee Bank (now First Horizon)

First Horizon Home Loans
Senior Vice President Corporate Development; Regional Chief Financial Officer; Divisional Sales Mgr.
July 1995 - July 2003 (8 years 1 month)
Kansas City, Missouri Area, Dallas, Texas

- Expanded the reach of this national mortgage operation by leading the mergers and acquisitions for multiple acquisitions of mortgage brokers throughout the United States including the purchase of Real Estate Financial Services in Atlanta, GA with over $1 billion in annual production.
- Hired, trained and supervised 13 mortgage production offices located nationally which produced nearly $1 billion annually in mortgage volume and generated income of nearly $4 million annually.

Carl I. Brown Mortgage
Chief Financial Officer
1990 - 1998 (8 years)

First CFO of this family owned mortgage company-developed and managed $275 million warehouse credit line with 7 national banks-designed funding accounting system to manage over $1 billion in fundings - led sale to regional bank.

Price Waterhouse Coopers LLC
Staff/Senior and Manager
1984 - 1990 (6 years)

As part of the audit team, served as auditor on banks, mutual funds, mortgage banks, manufacturing companies and colleges. Promoted to manager and then left to become the first CFO of a client.

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Education

University of Central Missouri
BSBA, Accounting · (1980 - 1984)

West Platte High School, Weston, Missouri
 · (1976 - 1980)